Filed Pursuant to Rule 433
Registration No. 333-126987
€250,000,000

Medium-Term Notes – Fixed Rate
Series F

4.75% Notes Due 2014

June 6, 2007

Pricing Term Sheet

Issuer:	Colgate-Palmolive Company
Size:	€250,000,000
Maturity:	June 13, 2014
Coupon:	4.75% annually, accruing from June 13, 2007
Price to Public:	99.714% of principal amount
Underwriting Discount:	0.35% of principal amount
Interest Payment Dates:	June 13, commencing June 13, 2008
Denominations:	Multiples of €50,000 principal amount
Settlement Date:	June 13, 2007
Format:	SEC Registered
Listing:	Application will be made to list the Notes on the NYSE
Clearing Systems:	Euroclear and Clearstream (International global bond held at the common depositary); DTC (DTC global bond)
CUSIP:	19416QDK3
Joint Book-Running Managers:	BNP Paribas Citigroup Global Markets Limited Deutsche Bank AG, London Branch Merrill Lynch International
Co-Managers:	Credit Suisse Securities (Europe) Limited Goldman Sachs International HSBC Bank plc J.P. Morgan Securities Ltd. Morgan Stanley & Co. International plc The Royal Bank of Scotland plc

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free BNP Paribas at (800) 854-5674, Citigroup at (877) 858-5407, Deutsche Bank at (800) 503-4611 or Merrill Lynch at (866) 500-5408.

This pricing term sheet supplements the preliminary pricing supplement issued by Colgate-Palmolive Company on June 6, 2007 relating to its prospectus and prospectus supplement, each dated September 6, 2005.